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United States
Securities and Exchange Commission
Washington, DC. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                    )*

METAL MANAGEMENT, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

591097209
(CUSIP Number)

June 29, 2001
(Date of Event Which Requires Filing of this Statement)

        Check the box to designate the rule pursuant to which this Schedule is filed:

    ☐    Rule 13d-l(b)
    ☒    Rule 13d-l(c)
    ☐    Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 591097209	Page 2 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ALTER TRADING COMPANY, L.C. 43-1746966

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER 0

6	SHARED VOTING POWER 517,938

7	SOLE DISPOSITIVE POWER 0

8	SHARED DISPOSITIVE POWER 517,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 591097209	Page 3 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey D. Goldstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions). Not Applicable	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER 0

6	SHARED VOTING POWER 517,938

7	SOLE DISPOSITIVE POWER 0

8	SHARED DISPOSITIVE POWER 517,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 591097209	Page 4 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert S. Goldstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions). Not Applicable	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER 0

6	SHARED VOTING POWER 517,938

7	SOLE DISPOSITIVE POWER 0

8	SHARED DISPOSITIVE POWER 517,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 591097209	Page 5 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Richard A. Goldstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions). Not Applicable	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER 0

6	SHARED VOTING POWER 517,938

7	SOLE DISPOSITIVE POWER 0

8	SHARED DISPOSITIVE POWER 517,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	591097209	Page 6 of 9
Item 1(a).	Name of Issuer
Metal Management, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
500 North Dearborn Street, Suite 405 Chicago, Illinois 60610
Item 2(a).	Name of Person Filing
See responses to Item 1 on the attached cover pages.
Item 2(b).	Address of Principal Business Office or, if none, Residence
Alter Trading Company, L.C. 555 N. New Ballas Road Suite 150 St. Louis, MO 63141-6884
Jeffrey D. Goldstein 2117 State Street Bettendorf, Iowa 52722-5097
Robert S. Goldstein 555 N. New Ballas Road Suite 150 St. Louis, MO 63141-6884
Richard A. Goldstein 555 N. New Ballas Road Suite 150 St. Louis, MO 63141-6884
Item 2(c).	Citizenship
See the responses to Item 4 on the attached cover pages.
Item 2(d).	Title of Class of Securities
Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number
591097209
Item 3.	Not Applicable

CUSIP No.	591097209	Page 7 of 9

Item 4. Ownership

  (a)
  Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

  (b)
  Percent of class: See the responses to Item 11 on the attached cover pages.

  (c)
  Number of shares as to which the person has:

  (i)
  Sole power to vote or to direct the vote...........................................

      See the responses to Item 5 on the attached cover pages.

    (ii)
    Shared power to vote or to direct the vote.........................................

      See the responses to Item 6 on the attached cover pages.

    (iii)
    Sole power to dispose or to direct the disposition of.......................

      See the responses to Item 7 on the attached cover pages.

    (iv)
    Shared power to dispose or to direct the disposition of......................

      See the responses to Item 8 on the attached cover pages.

ltem 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By
            the Parent Holding Company:

        Not Applicable

Item 8. Identification and Classification of Members of the Group:

        See Exhibit I.

Item 9. Notice of Dissolution of Group:

        Not Applicable

Item 10. Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2002

CUSIP No.	591097209	Page 8 of 9
ALTER TRADING COMPANY L.C.
By:	/s/ ROBERT S. GOLDSTEIN
Name:	/s/ Robert S. Goldstein
Title:	President

By:	/s/ JEFFREY D. GOLDSTEIN
Name:	/s/ Jeffrey D. Goldstein

By:	/s/ ROBERT S. GOLDSTEIN
Name:	/s/ Robert S. Goldstein

By:	/s/ RICHARD A. GOLDSTEIN
Name:	/s/ Richard A. Goldstein

CUSIP No. 591097209	Page 9 of 9

EXHIBIT I

        As trustee of various trusts, Jeffery D. Goldstein, Robert S. Goldstein and Richard A. Goldstein control all of the membership interest of Alter Trading Company, L.C. Pursuant to Rule 13d-1(k)(1), Alter Trading Company, L.C., Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein agree that this Schedule is filed on behalf of each of them.

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  Item 4. Ownership
  ltem 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
EXHIBIT I